Exhibit (a)(1)(A)

Larry A. Goldstone	Thornburg Mortgage, Inc.
President and Chief Executive Officer	150 Washington Avenue, Suite 302
Santa Fe, New Mexico 87501
www.thornburgmortgage.com

July 23, 2008

To Our Preferred Shareholders:

Enclosed with this letter is an offering circular, dated July 23, 2008 (the “Offering Circular”) relating to an Exchange Offer and Consent Solicitation with respect to four series of our outstanding preferred stock. The Exchange Offer and Consent Solicitation is to exchange your shares of preferred stock for a cash payment of $5.00 per share and 3.5 shares of our common stock for each share of preferred stock owned by you. Completion of the Exchange Offer and Consent Solicitation is a condition to the completion of certain financing transactions described below and in the Offering Circular. The terms of the Exchange Offer and Consent Solicitation will give you a return of capital in the form of cash and shares of our common stock, which will provide you with an opportunity to participate in the future growth of Thornburg Mortgage, Inc. (the “Company”). In addition, you are being asked to approve amendments to our charter to modify the terms of each series of preferred stock to eliminate certain rights. Information about these matters is provided in the enclosed Offering Circular.

On March 31, 2008, the Company announced that it raised up to $1.35 billion through a private offering of senior subordinated secured notes, warrants for the purchase of our common stock and participations in the principal of the Company’s mortgage-backed securities portfolio financed with reverse repurchase agreements. Although this financing transaction has allowed the Company to remain in business, the terms and conditions of this transaction are highly dilutive to our shareholders existing as of April 11, 2008. In order to successfully raise this new capital, the new investors were granted the right to receive warrants to purchase, for $0.01 per share, up to 90% of the fully diluted shares of common stock, assuming certain conditions are fulfilled.

As we have disclosed on multiple occasions over the past several months, mortgage-backed security market conditions since mid-February caused the Company to incur approximately $1.2 billion in margin calls on its reverse repurchase agreement borrowings. The Company faced a possible liquidation because it was unable to meet $610 million of those margin calls. In order to satisfy those outstanding obligations, we successfully negotiated the Override Agreement with our reverse repurchase agreement counterparties. That agreement, among other things, required that we raise significant new capital. Were it not for the Override Agreement and this financing transaction, the Company would have been in default under its reverse repurchase agreement obligations, resulting in the liquidation of its mortgage-backed securities portfolio at distressed prices, which in our estimate would have eliminated any future recovery of value for our common and preferred shareholders. The financing transaction, in our estimation, provided the best opportunity for an increase in shareholder value over time, although it is highly dilutive for our shareholders existing as of April 11, 2008.

However, there are several conditions of the financing transaction that need to be satisfied in order for the Company to be in a position to normalize its business operations. The first condition was met at our annual shareholders’ meeting held on June 12, 2008, when the holders of over 74% of the votes entitled to be cast approved amendments to our charter to increase the number of authorized shares of capital stock of the Company and modify the terms of our preferred stock. The Company must still obtain the consent of the holders of 66 2/3% of the outstanding shares of each series of preferred stock to the modification of the terms of the preferred stock before those proposed amendments can become effective. In addition, we need to successfully complete the Exchange Offer and Consent Solicitation for at least 66 2/3% of the outstanding shares of each series of preferred stock by September 30, 2008. The successful completion of the Exchange Offer and Consent Solicitation described in the Offering Circular would satisfy this condition.

If we do not complete the proposed Exchange Offer and Consent Solicitation or we do not issue additional warrants to certain investors as described in the enclosed Offering Circular by September 30, 2008, or such later date to which the deadline may be extended with the consent of the requisite investors, there will be adverse consequences to us and to our preferred and common shareholders. The Senior Subordinated Secured Notes will continue to earn interest at the rate of 18% per annum instead of a reduced rate of 12% per annum, and the Company will remain subject to the terms of the Principal Participation Agreement (described in the enclosed Offering Circular), which means that during the period from March 19, 2009 through March 31, 2015, the investors in the Principal Participation Agreement will be entitled to receive all monthly principal payments on the Company’s mortgage-backed securities portfolio financed with reverse repurchase agreements. We believe that the impact of this would be that the future recovery of the fair market value of these securities would not be recovered by the Company for the benefit of the common or preferred shareholders. Rather, any recovered value would be paid to the investors in the Principal Participation Agreement. Following the recent approval of the charter amendments by our shareholders at our annual meeting, the successful completion of the Exchange Offer and Consent Solicitation is expected to improve the Company’s ability to resume normalized business operations.

As a result of the foregoing, the Board of Directors has unanimously approved the Exchange Offer and Consent Solicitation and has declared that the proposed charter amendments are advisable and in our best interests. It is a condition of the Exchange Offer and Consent Solicitation that at least 66 2/3% of the outstanding shares of each series of preferred stock (which is equivalent to 66 2/3% of the aggregate liquidation preference of the outstanding shares of each class of preferred stock) are tendered in the Exchange Offer and Consent Solicitation. Under the terms of the Exchange Offer and Consent Solicitation, you may not tender your shares of preferred stock without consenting to each of the proposed charter amendments applicable to the series of preferred stock owned by you.

The Offering Circular enclosed with this letter provides you with information about the reasons for the Exchange Offer and Consent Solicitation, the terms of the Exchange Offer and Consent Solicitation, procedures for tendering your shares, and the proposed charter amendments to modify the terms of each series of preferred stock. We encourage you to read the entire Offering Circular carefully. You may also obtain additional information about us from documents we have filed with the Securities and Exchange Commission and on our website.

Thank you for your ongoing support of and continued interest in Thornburg Mortgage, Inc.

Sincerely,

Larry A. Goldstone
President and Chief Executive Officer